                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                (AMENDMENT NO. 2)
                                 Final Amendment

                                       and

                                  SCHEDULE 13D*
            Statement Pursuant to Section 13(d) of the Securities and
                              Exchange Act of 1934
                             -----------------------

                 WINTHROP GROWTH INVESTORS 1 LIMITED PARTNERSHIP
                       a Massachusetts Limited Partnership
                            (Name of Subject Company)

                            LON-WGI ASSOCIATES L.L.C.
                                    (Bidder)

                             AP GP WIN MASTER, INC.
                                   (Co-Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                        (and assignee interests therein)
                                 (Title of Class
                                 of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                           -----------------------

         Michael L. Ashner                             Copy to:
        LON-WGI Associates L.L.C.                   Mark I. Fisher
    100 Jericho Quadrangle, Suite 214            Rosenman & Colin LLP
      Jericho, New York  11735-2717               575 Madison Avenue
             (516) 822-0022                 New York, New York  10022-2585
                                                    (212) 940-8877

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)


----------
* This statement also constitutes the statement on Schedule 13D of LON-WGI Associates L.L.C. and AP GP Win Master, Inc. filed with respect to the units of limited partnership Interest and assignee interests therein of Winthrop Growth Investors 1 Limited Partnership, a Massachusetts Limited

     Partnership, acquired pursuant to the Offer to Purchase, dated February 6, 1997.

                         (continued on following pages)
                               (Page 1 of 6 Pages)

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CUSIP No.:  None                     14D-1                   Page 2 of 6 Pages

--------------------------------------------------------------------------------
1.   Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

                            LON-WGI Associates L.L.C.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)
                                                                        (a)  |_|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Sources of Funds (See Instructions)

                 AF; WC
--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) or 2(f)

                                                                           |_|
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

                 Delaware
--------------------------------------------------------------------------------
7.   Aggregate Amount Beneficially Owned by Each Reporting
     Person

                 4,760
--------------------------------------------------------------------------------
8.   Check Box if the Aggregate Amount in Row (7) Excludes
     Certain Shares (See Instructions)

                                                                           |_|
--------------------------------------------------------------------------------
9.   Percent of Class Represented by Amount in Row (7)

                 Approximately 20.6%
--------------------------------------------------------------------------------
10.  Type of Reporting Person (See Instructions)

                 OO
--------------------------------------------------------------------------------

CUSIP No.:  None                     14D-1                   Page 3 of 6 Pages

--------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                 AP GP Win Master, Inc.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)
                                                                        (a)  |_|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Sources of Funds (See Instructions)

                 N/A
--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) or 2(f)

                                                                           |_|
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

                 Delaware
--------------------------------------------------------------------------------
7.   Aggregate Amount Beneficially Owned by Each Reporting
     Person

                 4,760*
--------------------------------------------------------------------------------
8.   Check Box if the Aggregate Amount in Row (7) Excludes
     Certain Shares (See Instructions)

                                                                           |_|
--------------------------------------------------------------------------------
9.   Percent of Class Represented by Amount in Row (7)

                 Approximately 20.6%
--------------------------------------------------------------------------------
10.  Type of Reporting Person (See Instructions)
                 CO

--------------------------------------------------------------------------------

----------
*    Represents Units owned by LON-WGI Associates L.L.C.

               AMENDMENT NO. 2 TO SCHEDULE 14D-1 AND SCHEDULE 13D

     This Amendment No. 2 (Final Amendment) amends the Tender Offer Statement on
Schedule 14D-1 filed with the Commission on February 6, 1997 by LON-WGI Associates L.L.C., a Delaware limited liability company (the "Purchaser"), as amended by Amendment No. 1 thereto (the "Schedule 14D-1"), relating to the tender offer by the Purchaser to purchase up to 11,000 of the outstanding Units of Limited Partnership Interest (and assignee interest therein) ("Units") of Winthrop Growth Investors 1 Limited Partnership, a Massachusetts limited partnership (the "Partnership"), at a purchase price (the "Purchase Price") equal to $275 per Unit less the amount of any distributions made by the Partnership between February 6, 1997 (the "Offer Date") and the date of payment of the Purchase Price by the Purchaser, net to the seller in cash, without interest, upon the terms set forth in the Offer to Purchase dated February 6, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"), to include the information set forth below, and (ii) constitutes the statement on Schedule 13D of LON-WGI Associates L.L.C. and AP GP Win Master, Inc. (the "Reporting Persons"). Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

Item 4. Source and Amount of Funds or Other Consideration.

     Item 4(a) is hereby supplemented and amended as follows:

     "The total amount of funds required by the Purchaser to purchase the 4,755 Units accepted for payment pursuant to the Offer, exclusive of fees and expenses, is $1,307,625. The Purchaser obtained such funds (plus amounts to pay fees and expenses) from capital contributions from its members."

Item 6. Interest in Securities of the Subject Company.

     Item 6(a)-(b) is hereby supplemented and amended as follows:

     "The Offer expired at 12:00 Midnight, New York City time, on Friday, March 14, 1997. Based on information provided by the Depositary to the Reporting Persons, pursuant to the Offer, as of 12:00 Midnight, New York City time on Friday, March 14, 1997, the Purchaser accepted for payment 4,755 Units, constituting approximately 20.5% of the outstanding Units."

Item 11. Material to be Filed as Exhibits.

     Item 11 is hereby supplemented and amended by adding the following, copies of which are attached hereto as exhibits:

     (a)(5) Joint Filing Agreement dated March 19, 1997.
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                                   Signatures

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: March 19, 1997               LON-WGI ASSOCIATES L.L.C.
                                    By: AP GP Win Master, L.P.

                                          By:  AP GP Win Master, Inc.,
                                               its General Partner

                                    By:   AP Wem Associates L.P.,
                                          Member

                                          By:  AP GP Win Master, L.P.,
                                               its General Partner



                                    By:   /s/ Michael L. Ashner
                                          ------------------------------------
                                          Name:   Michael L. Ashner
                                          Title:  Vice President

                                  Exhibit Index

                                                                 Sequentially
Exhibit No.                    Description                       Numbered Page
-----------                    -----------                       -------------

(a)(5)           Joint Filing Agreement dated March 19, 1997